UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 333-238517

WestRock Company 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

1000 Abernathy Road
Atlanta, GA 30328
(770) 448-2193
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the WestRock Company 401(k) Retirement Savings Plan
(Title of each class of securities covered by this Form)

WestRock Company common stock, par value $0.01 per share*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On September 30, 2021, WestRock Company (the “Company”) terminated the practice of using its common stock, par value $0.01 per share (the “Common Stock”), to satisfy Company funded contributions under the WestRock Company 401(k) Retirement Savings Plan (the “Plan”), with the final funding of contributions through Common Stock occurring in October 2021. As a result, plan interests are no longer offered or sold pursuant to the Plan, and Plan participants no longer hold such interests. On June 24, 2022, the Company filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-8 (File No. 333-238517) with the Securities and Exchange Commission to deregister all shares of Common Stock that remained unsold or unissued under the Plan, along with the associated plan interests in the Plan. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. Although the duty to file reports under Section 13(a) or 15(d) of the Exchange Act has been terminated with respect to the Plan, the Company’s duty to file reports under Section 13(a) or 15(d) remains with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 24, 2022

WESTROCK COMPANY 401(k) RETIREMENT SAVINGS PLAN.

By:	/s/ Shannon Pope
Name: Shannon Pope
Member
WestRock Company Retirement Plan Administrative Committee